WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION 650 PAGE MILL ROAD PALO ALTO, CA 94304-1050 O: 650.493.9300 F: 650.493.6811

January 24, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor

Celeste Murphy

Ibolya Ignat

Kevin Vaughn

Re:	ORIC Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted December 13, 2019

CIK No. 0001796280

Ladies and Gentlemen:

On behalf of our client, ORIC Pharmaceuticals, Inc. (“ORIC” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 8, 2020, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on December 13, 2019), all page references herein correspond to the Revised Registration Statement.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities Exchange Commission

January 24, 2020

Draft Registration Statement on Form S-1 Submitted December 13, 2019

Prospectus summary

Overview, page 1

1.

We note your references throughout your registration statement to your product candidates as potentially “first-in-class.” This term suggests that your product candidates are effective and likely to be approved. Further, it is inappropriate for you to state or imply that you will achieve a given market share given the length of time and uncertainty with respect to securing marketing approval for your product candidates. Please delete these references. If your use of this term was intended to convey your belief that the products are further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1, 4, 89, 103, 106 and 134 of the Revised Registration Statement to remove the references to “first-in-class.”

2.

Your pipeline table appears to include every in-house development program. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In particular, to the extent your lead optimization program is material to the company, please discuss this in your analysis.

In response to the Staff’s comment, the Company has updated the pipeline table disclosure on pages 1, 2, 104, 105, 112 and 113 of the Revised Registration Statement to further delineate between the product candidates and the discovery and research programs.

Additionally, the Company advises the Staff that the pipeline includes the Company’s most advanced programs and does not reflect all of the Company’s discovery and research activities. As discussed in the Registration Statement, the Company is targeting specific cancer resistance mechanisms (e.g., bypass, innate and acquired resistance), and the Company believes that it is important to show investors the breadth of the Company’s discovery and research programs, and the stage of development of such programs, across each area of resistance. The Company believes that each program has the potential to contribute significant value to the Company and that investors have an interest in being informed about the existence of these programs in deciding whether to invest in the Company.

Also, please note that the Company has renamed ORIC-201 as “ORIC-533” (in other words, only the name has changed, not the program itself), and has reflected this throughout the Revised Registration Statement.

Securities Exchange Commission

January 24, 2020

3.

We note your reference to Drs. Sawyers and Lowe as “founders.” We also note your website describes Dr. Sawyers as a member of your Scientific Advisory Board and Dr. Lowe as a consultant. Please revise the Prospectus Summary and other applicable sections of the registration statement to clearly explain the extent of your “founders” involvement with your company including contractual relationships. In your revised disclosure, please also explain what it means to be a “founder.” A “founder” who is not a principal stockholder or employee does not appear to have a current connection to the company. In this regard, please explain whether Drs. Sawyers and Lowe has maintained or transferred their initial interest and other rights in the company.

In response to the Staff’s comment, the Company has updated the disclosure and provided additional disclosure regarding its founders on pages 5, 106 and 107 of the Revised Registration Statement.

4.

We note that your lead product candidate, ORIC-101, builds on academic work from Dr. Sawyers laboratory at Memorial Sloan Kettering Cancer Center. Please clarify the nature and scope of any engagement with Dr. Sawyers and/or Memorial Sloan Kettering Cancer Center to include what entitlement, if any, you have to intellectual property deriving from Dr. Sawyers and/or Memorial Sloan Kettering Cancer Center.

In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 5, 103, 106, 107 and 137 of the Revised Registration Statement.

Additionally, the Company advises the Staff that other than the advisor agreement with Charles Sawyers disclosed in the Revised Registration Statement, there are no other agreements with Dr. Sawyers. While ORIC-101 builds on the academic work from Dr. Sawyers’ laboratory at Memorial Sloan Kettering Cancer Center (“MSKCC”), it was independently developed by ORIC. The Company has entered into a license agreement with MSKCC, which includes an exclusive license to intellectual property rights based on Dr. Sawyers’ work at MSKCC, but this agreement is not material to the Company’s product candidates or any of its discovery and research programs, including ORIC-101 and ORIC-533.

Our strategy, page 5

5.

We note your strategy to “[r]apidly” advance your lead product candidate through clinical development. Please revise your disclosure and similar statements throughout your registration statement to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make.

In response to the Staff’s comment, the Company has updated the disclosure on pages 5 and 107 of the Revised Registration Statement.

Securities Exchange Commission

January 24, 2020

Risk Factors

Intellectual property discovered through government funded programs may be subject to federal regulations…, page 62

6.	We note that you may be subject to federal regulations such as march-in rights. Please provide additional disclosure regarding:

•	the technology or technologies subject to march-in rights;

•	the portion of your business that would be affected by the exercise of march-in rights; and

•	whether and how you may be compensated in the event such rights are exercised.

In response to the Staff’s comment, the Company advises the Staff that none of its product candidates or discovery and research programs depend on patents that would be subject to march-in rights, and the Company has thus determined that march-in-rights do not currently present a material risk to the Company. Additionally, the Company advises the Staff that it has added additional disclosure on page 62 of the Revised Registration Statement to address the possibility that the Company’s future intellectual property rights may be subject to march-in rights.

Market, industry and other data, page 78

7.

Please delete the statement that you have not separately verified data from third parties or revise your disclosure to specifically state that you are liable for the data included in the registration statement.

In response to the Staff’s comment, the Company has removed the sentence referred to above from page 79 of the Revised Registration Statement.

Use of proceeds, page 79

8.

Please expand your disclosure to specify the intended use of proceeds, including the amount you intend to allocate to ORIC-201 and the other research and development activities, individually. Additionally, please revise to state how far the net proceeds are expected to allow you to continue in the development for each of your product candidates. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure related to use of proceeds on pages 8 and 80 of the Revised Registration Statement. Additionally, the Company intends to revise its disclosure to state how far the net proceeds are expected to allow the Company to continue in the development of each of its product candidates in a subsequent amendment to the Registration Statement.

Securities Exchange Commission

January 24, 2020

Management discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates

Stock-based compensation, page 97

9.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

In response to the Staff’s comment, the Company advises that it will undertake to provide the Staff with the requested information once an estimated offering price range has been determined by the Company and the underwriters.

Business

GR antagonist program: ORIC-101, page 104

10.

We note that you have developed a proprietary immunohistochemistry (IHC) assay that measures GR protein expression levels as well as a proprietary GR gene activation signature that measures GR signaling activity, both of which are being utilized in your two ongoing Phase lb clinical trials of ORIC-101. On page 32, you note that the FDA has required marketing approval of all companion diagnostic tests for cancer therapies. In the business section, please revise your disclosure to explain how approval of your diagnostic tools for ORIC-101 impacts the timing of approval and/or commercialization of ORIC-101. Please also disclose the impact to approval and/or marketing of ORIC-101 if the diagnostic tool is not approved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 105 of the Revised Registration Statement.

Background on cancer resistance, page 107

11.

Please revise your discussion of innate resistance to clearly provide that basis for your belief that innate resistance targets have a “higher probability of technical success than other cancer targets” and “the potential for rapid clinical development and approval timelines.”

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Registration Statement.

The glucocorticoid receptor as a mechanism of resistance, page 113

12.

At first use, please provide a brief explanation of the disclosed p-value and how it is used to measure statistical significance. Please also explain the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Revised Registration Statement.

Securities Exchange Commission

January 24, 2020

ORIC-101 differentiation, page 115

13.

We note that you conducted a series of in vitro experiments evaluating ORIC-101, mifepristone and relacorilant with determinations of more favorable, comparable, or less favorable. Please provide context for these studies by providing the specific details and parameters of the studies from which this data was drawn, including endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. If you cannot provide this information, please remove these comparisons.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Registration Statement.

Our collaboration and license agreements, page 130

14.

We note your disclosure that you have entered into agreements with Memorial Sloan Kettering Cancer Center and Washington University in St. Louis. To the extent that these agreements are material, please describe the material terms and file them as exhibits to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that it has an agreement with MSKCC and an agreement with Washington University. The Company has determined that neither of these agreements is a material contract for purposes of Item 601(b)(10) of Regulation S-K. Neither agreement is required for the conduct of the Company’s business as these agreements relate to licenses that do not cover ORIC-101, ORIC-533 (formerly known as ORIC-201) or any of the Company’s discovery and research programs. As such, the Company has removed the reference to its agreement with Washington University from the Revised Registration Statement, and only retained the reference to its agreement with MSKCC as is appropriate to provide context for its patent portfolio disclosure.

Intellectual property, page 132

15.

We note that you have licensed certain pending patents from Memorial Sloan Kettering Cancer Center. Please amend your disclosure to discuss the material terms of this license agreement. In your description of this agreement you should specifically identify, to the extent material:

•	each party’s rights and obligations;

•	nature and scope of intellectual property transferred if the agreement involves a license;

•	duration of agreement and royalty term, if applicable;

•	termination provisions; and

•	payment provisions.

Securities Exchange Commission

January 24, 2020

In addition, please file the agreement as an exhibit to your registration statement as required under Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, as noted above, the Company advises the Staff that its license agreement with MSKCC is not material to the conduct of the Company’s business because it relates to licenses that do not cover ORIC-101, ORIC-533 or any of the Company’s discovery and research programs. As such, the Company has removed the reference to its agreement with MSKCC from the Revised Registration Statement except as is appropriate to provide context for its patent portfolio disclosure.

16.	Please revise your disclosure to identify the applicable foreign jurisdictions for your pending patent applications.

In response to the Staff’s comment, the Company has updated the disclosure on page 137 of the Revised Registration Statement.

Executive compensation, page 157

17.	Please update your disclosure to include the disclosures required by Item 402 of Regulation S-K for your last completed fiscal year.

In response to the Staff’s comment, the Company has updated the disclosure in the Executive Compensation section of the Revised Registration Statement beginning on page 163 to include disclosures required by Item 402 of Regulation S-K for the Company’s last completed fiscal year.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

*****

Securities Exchange Commission

January 24, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries Tony Jeffries

cc:	Jacob Chacko, ORIC Pharmaceuticals, Inc.

Dominic Piscitelli, ORIC Pharmaceuticals, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP